SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                                (Final Amendment)

                    Under the Securities Exchange Act of 1934

                          GLOBALNET FINANCIAL.COM, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     37937R
                     ---------------------------------------
                                 (CUSIP Number)

                                Francesco Gardin
                                AISoftw@re S.p.A.
                                via C. Esterle 9
                                  20132 Milano
                                      Italy
                                011-39-02-280141
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:


                                Alberto Luzarraga
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom

                            Tel: 011-44-20-7655-5000

                                September 4, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  INFUSION S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)  AF
                                            ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e). |_|

(6)      Citizenship or Place of Organization  Italy
                                             -----------------------------------
-------------------
 Number of Shares             (7)    Sole Voting Power          NONE
  Beneficially                       -------------------------------------------
    Owned by                  (8)    Shared Voting Power        NONE
      Each                           -------------------------------------------
    Reporting                 (9)    Sole Dispositive Power     NONE
   Person With                       -------------------------------------------
-------------------           (10)   Shared Dispositive Power   NONE
                                     -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   NONE
                                                                      ----------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  |_|

(13)     Percent of Class Represented by Amount in Row (11)    0%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)     CO
                                                     ---------------------------

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  AISOFTW@RE S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                            ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e). |_|

(6)      Citizenship or Place of Organization  Italy
                                             -----------------------------------
-------------------
 Number of Shares             (7)    Sole Voting Power          NONE
  Beneficially                       -------------------------------------------
    Owned by                  (8)    Shared Voting Power        NONE
      Each                           -------------------------------------------
    Reporting                 (9)    Sole Dispositive Power     NONE
   Person With                       -------------------------------------------
-------------------           (10)   Shared Dispositive Power   NONE
                                     -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   NONE
                                                                      ----------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  |_|

(13)     Percent of Class Represented by Amount in Row (11)    0%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)     CO
                                                     ---------------------------

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  FRANCESCO GARDIN
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)  PF
                                            ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e). |_|

(6)      Citizenship or Place of Organization  Italy
                                             -----------------------------------
-------------------
 Number of Shares             (7)    Sole Voting Power          NONE
  Beneficially                       -------------------------------------------
    Owned by                  (8)    Shared Voting Power        NONE
      Each                           -------------------------------------------
    Reporting                 (9)    Sole Dispositive Power     NONE
   Person With                       -------------------------------------------
-------------------           (10)   Shared Dispositive Power   NONE
                                     -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   NONE
                                                                      ----------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  |_|

(13)     Percent of Class Represented by Amount in Row (11)    0%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)     IN
                                                     ---------------------------

Introductory Statement

                  This Final Amendment (this "Amendment") amends and supplements the Schedule 13D originally filed on July 9, 2001, as amended by Amendment No. 1 thereto filed on August 8, 2001, Amendment No. 2 thereto filed on August 17, 2001, Amendment No. 3 thereto filed on August 20, 2001 and Amendment No. 4 thereto filed on August 29, 2001 (as so amended, the "Schedule 13D") by Infusion S.p.A., AISoftw@re S.p.A. and Francesco Gardin (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.           Purpose of Transaction.
                  ----------------------

Item 4 is hereby amended by deleting the seventh paragraph of Item 4 and replacing it with the following:

         On August 30, 2001 and August 31, 2001, the Reporting Persons tendered all the shares of Issuer Common Stock owned by them into the tender offer by NewMedia SPARK plc. On September 4, 2001, NewMedia SPARK plc announced that all shares of Issuer Common Stock tendered into the tender offer were accepted for payment.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

         The Reporting Persons own, beneficially or otherwise, no shares of Issuer Common Stock. Each of the Reporting Persons tendered all of its shares of Issuer Common Stock into the tender offer made by NewMedia SPARK plc. The price offered and paid in the tender offer made by NewMedia SPARK plc was $0.45 per share of Issuer Common Stock.

         New Media SPARK plc announced on September 4, 2001 that it has accepted for payment all shares of Issuer Common Stock tendered into the tender offer. Upon such acceptance, the Reporting Persons ceased to beneficially own more than five percent of the Issuer Common Stock.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 5, 2001

                                          INFUSION S.P.A.


                                          By:      /s/ Francesco Gardin
                                              ----------------------------------
                                          Name:  Francesco Gardin
                                          Title: President of the Board of
                                                 Directors


                                          AISOFTW@RE S.P.A.


                                          By:      /s/ Francesco Gardin
                                              ----------------------------------
                                          Name:  Francesco Gardin
                                          Title: President of the Board of
                                                 Directors and Chief Executive
                                                 Officer




                                            /s/  Francesco Gardin
                                          --------------------------------------
                                          Francesco Gardin